VIEW SYSTEMS, INC.

1550 Caton Center Drive

Suite E

Baltimore, MD 21227

September 28, 2009

Larry Spirgel, Esq.

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:

View Systems, Inc.

Form 10-K for the year ended December 31, 2008

Filed March 31, 2009, as amended June 29, 2009

File No. 000-30178

Form 10-Q for the quarter ended March 31, 2009

Filed May 15, 2009, as amended August 21, 2009

File No. 000-30178

Dear Mr. Spirgel:

Thank you for your comment letter dated September 21, 2009.  The following is View Systems, Inc.’s (the “Company” or “we”) response to your comment letter.  We have attached as correspondence our proposed Amendments No. 2 to Form 10-K for the year ended December 31, 2008 and Form 10-Q for the quarter ended March 31, 2009.

Form 10-K for the year ended December 31, 2008 as amended

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

1.

Please tell us the status of your merger with Wytan Corp. We are unable to locate any reference to this merger in your most recent Form 10-Q.

Response:

To date, there has been no change in the status of the proposed merger.  Wytan has not obtained an audit, and we have not raised funds to facilitate the merger.  The transaction has neither terminated nor advanced due to both companies’ current cash flow constraints.

Liquidity and Capital Resources, page 20

2.

We note your revised disclosure and response to comment four in your letter dated July 9, 2009, pertaining to your liquidity and capital resources disclosure. In your revised disclosure, you state, “For the year ended December 31, 2008, we used $18,313 of cash to finance our day to day operating activities.” Please revise to clarify that this figure is presented on a net basis (i.e., net cash used in operating activities).

Response:

We have revised that sentence to state:

For the year ended December 31, 2008, we used a net cash amount of $18,313 to finance our day to day operating activities.

Item 8. Financial Statements and Supplementary Data, page 26

3.

We note your response to our comment five in our letter dated July 9, 2009.  Please tell us when the initial engagement letter was signed. If the letter was signed prior to February 5, 2009 and/or Mr. Sita continued to own the shares issued to him during the audit and professional engagement period, it appears to us that Davis, Sita & Company, P.A. is not independent pursuant to Rule 201 (3)(c)(1) of regulation S-X. In addition, tell us Mr. Ralph Sita’s position at Davis, Sita & Company, P.A. Further, tell us why the 250,000 shares were issued to Mr. Sita and the 500,000 additional shares were transferred into his brokerage account instead of the firm’s account.

Response:

The engagement letter was signed on March 19, 2009, which was after the issuance and disposition of the first 250,000 shares.  Mr. Sita is a part owner and cofounder of Davis, Sita & Company, P. A.  He is the manager principal of the firm and, in that capacity, is responsible for all of the management and administration of the business.  The shares were issued to Mr. Sita in order to expedite the prompt disposition of the stock of behalf of the firm.  Davis, Sita & Company, P. A. does not have a brokerage account so a new corporate account would need to be established. It was thought that the process of receiving and selling the stock would transpire more quickly and more smoothly in an individual personal brokerage account rather than having to go through the extra administrative hurdles necessary to open and sell through a corporate account.

Report of Independent Registered Public Accounting Firm, page 27

4.

It appears to us that Davis, Sita & Company, P.A. is not registered with the PCAOB. As stated in your response to our previous comment five, we note that Davis, Sita & Company, P.A. withdrew its registration with the PCAOB.  Please tell us why the report of Davis, Sita & Company, P.A. complies with Rule 201 (3)(a) of Regulation S-X.

Response:

Davis, Sita & Company, P. A. filed the necessary forms to withdraw from the PCAOB on June 1, 2009.  We understand that Davis, Sita & Company, P. A. had decided that it would no longer accept engagements to perform SEC audits.  We understand that its PCAOB resignation became effective July 28, 2009.  All of this transpired after Davis, Sita & Company, P. A. had completed its last audit of View Systems, Inc., which was dated March 25, 2009.

Consolidated Statements of Operations, page 29

5.

Please revise to provide the consolidated balance sheets as of December 31, 2007.

Response:

Our balance sheet for December 31, 2007 is included in Amendment No. 2 to Form 10-K for the year ended December 31, 2008.

Consolidated Statements of Operations, page 29

6.

Please revise to include the line item “Extraordinary item: Expired debt and related accrued interest” in “Total Other Income (Expense) from continuing operations” and delete the reference to “Extraordinary item.”

Response:

We have made the change as requested by the SEC.

12. Extraordinary Item, page 44

7.

Please tell us in more detail the factors you considered in concluding that the Note payable was considered legally released pursuant to paragraph 16(b) of SFAS 140. It is unclear to us what is meant by “ the expiration of the minimum holding period as defined by the statue of limitation.”

Response:

The original note payable was dated early in 1999 and was due and payable in December 1999.  The notes were payable to two former shareholders of a company that had been purchased by View Systems, Inc. in 1999.  View Systems, Inc. was unable to repay the loans when that came due.  The note holders have never attempted to force collection either by litigation or any other collection methods.  Several years ago View Systems, Inc. attempted to contact the note holders to attempt to negotiate alternate payment arrangements but was unsuccessful in locating them.  Later it was learned that these individuals had died.  Since it was apparent that the note holders or their assigns or heirs were unlikely to attempt to force the payment of these debts and because the statute of limitations pertaining to the pursuit of repayments had expired, it was determined that there was no longer a basis to carry these liabilities on the books of View Systems, Inc.  The two note holders were residents of Maryland.  The applicable Maryland statute of limitations has a three-year limit.   See Maryland Statutes § 5-101.

Form 10-Q for the quarterly period ended March 31, 2009, as amended

Part I. Financial Information

Item 2. Management’s Discussion and Analysis…. page 11

8.

We note your response to comment two in our letter dated July 9, 2009, pertaining to the relationship between Visisys Holding, Plc. and Technology Corps, Inc. You state that, to your knowledge, Visisys Holding, Plc. is not related to Technology Corps, Inc. Therefore, as previously requested in comment three in our letter dated June 9, 2009, please revise your MD&A to include a discussion of the anticipated impact that your investment in Technology Corps, Inc. will have on your future financial condition and results of operations. If you believe that disclosure of this event is not required because it will not have material impact on your future results of operations or financial condition, please state so in your response.

Response:

We have revised Amendment No. 2 to our Form 10-Q for the quarter ended March 31, 2009 to state that:

On January 21, 2009 we announced our investment in Technology Corps, Inc. (“T-Corps”), a veteran-owned service company.  We were founding shareholders.  In exchange for a 30% stake in T-Corps, the Company was to loan T-Corps funds provided that T-Corps first obtained a contract to provide services to a customer.  We have subsequently deemed this investment to be valueless and have not included it in our financial statements because T-Corps never succeeded in obtaining any business, and, in July 2009, its president resigned.  We believe that T-Corps is presently inactive.

9.

We note your revised disclosure in response to comment three in our letters dated July 9, 2009, pertaining to the five contracts with a prime contractor. In this regard, we note that you have signed Memorandum of Understandings with Visisys and with its CEO that are binding on View Systems. As these appear to be material contracts, please amend your Form 10-Q to file such agreements as exhibits pursuant to Item 601 (b)(10) of Regulation S-K. Also, revise your discussion to include the date on which theses agreements were affected.

Response:

We have revised Amendment No. 2 to our Form 10-Q for the quarter ended March 31, 2009 to include the additional exhibits and have amended our disclosure to include the dates that the MOU’s were executed.

10.

We note your response and revised disclosure to comment three in our letter dated July 9, 2009, pertaining to your statement that you expect certain contracts to provide you with a “substantial revenue stream for a significant number of years.” As previously requested, please revise to disclose the basis for your expectation that these subcontracting jobs will provide you with a “substantial revenue stream for a significant number of years.” Quantify the impact that these subcontracting jobs will have on your revenue streams to the extent practicable (using a range or percentage, if necessary).

Response:

We are unable to estimate with more precision.  At present, Verizon has reduced its fiber optic installation work and we understand that it has expended its budget for calendar year 2009 in this area.  We understand that in January 2010 Verizon will renew its fiber installation budget, and our work, through the subcontractor Mastec, is likely to regain momentum.  We have been earning a small income from this business, but the income enables us to keep our doors open.  We started in May 2009 and have received work orders throughout June, July, and August.  Because of the economy and the fact that we are in a downswing in the construction business cycle, which this segment is a part of, we are presently holding on to whatever business we can get.  Our ability to project future revenues will depend on whether we start to get a larger portion of the Mastec business.  We are working on that, and we continue to expect that we will benefit in the future as more funding is provided for installations. We are certain the need for the work is there.  We just need the funding to free up at Verizon so we can truly profit from it.

Part II – Other Information

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds, page 21

11.

You disclose that the company issued 10,000,000 shares at $0.0135 per share to director Michael Bagnoli June 1, 2009. However, Mr. Bagnoli has not filed an amendment to his schedule 13D to reflect this material change. Similarly, we note that this acquisition was not reported on a Form 4 pursuant to Section 16(a) of the Exchange Act. While the staff recognizes that counsel for the company may not also represent the company’s directors, executive officers and beneficial owners, please advise them to file all reports under Section 13(d) and 16(a) immediately. Also, please have Mr. Bagnoli provide written confirmation of his understanding that the filing of reports under Section 13(d) and 16(a) at this late date does not and cannot cure past violations, and the filing does not foreclose the Commission from taking any action in the future.

Response:

The Company has advised Mr. Bagnoli of the Staff’s comment.

12.

We note that you have included the shares issued to Visisys Plc. and its CEO pursuant to their respective Memorandum of Understandings, as disclosed on page 12. Please revise to include all of the information required by Item 701 with respect to these transactions.

Response:

We do not believe that Item 701 information for this transaction was required in our Form 10-Q for the quarter ended March 31, 2009.  We issued shares pertaining to this transaction during our second quarter.  Thus, please note that in Part II., Item 2, of our Form 10-Q for the quarter ended June 30, 2002 we disclosed that:

On May 29, 2009 we issued at $0.0135 per share a total of 5,000,000 shares to 12 shareholders of Visisys, Plc in connection with the execution of a Memorandum of Understanding.

No shares have been issued to Visisys’ CEO Boris Goldstein to date.

13.

It appears from your disclosure that Visisys Plc. and its CEO, pursuant to their respective Memorandum of Understandings, may have obtained beneficial ownership of your securities such that they are required to report their holdings pursuant to Sections 13(d) and 16(a) of the Exchange Act. In this regard, please note that, for purposes of calculating beneficial ownership pursuant to Rule 13d-3, a person shall be deemed to be the beneficial owner of a security if that person has the right to acquire beneficial ownership of such security within sixty days, including, but not limited to, the right to acquire such security through the exercise of any option, warrant, or right. See Rule 13d-3(d)(l)(i) and Rule 16a-1(a)(1). Therefore, please request that Visisys Plc. and its CEO file all reports under Sections 13(d) and 16(a) immediately. If you do not believe beneficial ownership reporting is required, please explain why in your response letter.

Response:

The Company has advised Visisys of the Staff’s comment.  We understand that Visisys intends to remedy this matter.

The Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s Gunther Than

Gunther Than

Chief Executive Officer